August 31, 2009
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Terence O’Brien Accounting Branch Chief Division of Corporation Finance
Re:     POSCO Annual Report on Form 20-F
Dear Mr. O’Brien:
     Reference is made to your letter dated July 28, 2009 regarding the filing of POSCO’s annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “Annual Report”). We would like to thank you for your review of our Annual Report.
     We set forth in this letter our responses to the numbered comments in your letter. For your convenience, we have included the text of the staff’s comments in bold and keyed our responses accordingly. Page and paragraph references are to the Annual Report, and capitalized terms used herein without definition have the meanings ascribed to them in the Annual Report.
Item 5. Operating and Financial Review and Prospects, page 30
Item 5.A. Operating Results, page 30
Overview, page 30
1.	We note your discussion regarding the recent global economic downturn and that it has adversely affected demand for products manufactured by your customers. However, your discussion is general in nature, only stating that you have had to reduce your crude steel production and sales prices. Please expand MD&A, in future filings, to provide a discussion of recent economic events, including the current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, expected trends, management’s response for managing these events and potential future actions by management. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent

Mr. Terence O’Brien
Securities and Exchange Commission, p. 2
economic events, including the credit shortage, may affect other sources of liquidity, including your availability on current debt instruments and related covenant compliance. In your response to this letter, please provide a detailed description of proposed future disclosure.

Our production of crude steel increased by 5.8% to 34.7 million tons in 2008 from 32.8 million tons in 2007. However, in response to sluggish demand from our customers in industries adversely impacted by the deteriorating global economic conditions in the second half of 2008, such as the automotive and construction industries, we reduced our crude steel production and sales prices in December 2008 and the first three months of 2009. Signs that the pace in deterioration of market conditions had slowed began appearing in the second quarter of 2009, however, and demand from certain segments of our customer base, including the domestic automotive and construction industries, has shown recovery starting in the second quarter of 2009. In response, we have begun to incrementally increase our crude steel production starting in April 2009 and the export sales prices of hot rolled products, wire rods and cold rolled products starting in the third quarter of 2009. On a non-consolidated basis, we produced 6.1 million tons of crude steel in the first quarter of 2009 and 7.1 million tons in the second quarter of 2009, compared to 8.2 million tons in the first quarter of 2008 and 8.4 million tons in the second quarter of 2008. When we draft the MD&A analysis in our annual report on Form 20-F for the fiscal year ended December 31, 2009, we will take into consideration our operating results for the entire fiscal year and expand our disclosure to provide a discussion of recent economic events, including the current and expected future impact on our operations, financial position and liquidity.

We will include disclosure relating to material actions taken by our management in 2009 to manage recent economic events and potential future actions that the management may expect to take, to the extent such plans are set in place at the time of filing. We are currently closely monitoring changes in market conditions and implementing the following measures to address challenges posed by the global economic downturn:
•	pursuing cost reduction through enhancing product designs, improving productivity and reducing transportation costs;

•	focusing on marketing activities to increase our domestic market share and export sales; and

•	establishing a special sales committee to more effectively respond to changes in market trends and preparing responses to various scenarios of future sales.
We will include disclosure relating to any material developments to our customer base that have occurred, as well as material expected trends that are likely to continue, as a result of recent economic events. For example, we plan to focus on increasing our sales

Mr. Terence O’Brien
Securities and Exchange Commission, p. 3
to customers abroad as the domestic demand for steel products is expected to remain weak in 2009.

We will also include disclosure relating to any material impact on our current and future cash flows and how we expect the recent economic events, including the credit shortage, to affect other sources of liquidity, including availability on current debt instruments and related covenant compliance. For example, the credit shortage in the global credit market prevented us from accessing the international debt capital markets in the fourth quarter of 2008 and the first several months of 2009. In response, we issued Won 500 billion principal amount of debt securities in January 2009 in Korea at a relatively low interest rate due to our strong domestic credit ratings. In addition, we accessed the international debt capital markets as soon as we were able to do so and issued $700 million principal amount of debt securities in a global offering in March 2009.

2.	We note that your cold rolled coils and further refined galvanized cold rolled products are used mainly in the automotive industry and that sales volume for these products increased 4.9% during 2008 compared to 2007 as a result of an increase in demand in the auto industry. Based on your disclosure on pages 5 and 30, it appears that the recent global economic downturn has adversely impacted your customers in the automotive industry as well as the shipbuilding and construction industries. Tell us and disclose in future filings, how the downturn in the global economy has impacted certain customers and product lines, specifically addressing the impact on the cold rolled products, your largest product category in terms of sales volume and revenue, and your customers in the automotive industry. Disclose whether or not you expect reductions of production and sales prices in 2009 and quantify the anticipated impact on operations.

The recent global economic downturn has adversely affected demand for products manufactured by our customers in Korea and overseas, which has in turn led them to reduce or plan reduction of their production beginning in the fourth quarter of 2008. Signs that the pace in deterioration of market conditions had slowed began appearing in the second quarter of 2009, however, and demand from certain segments of our customer base, including the domestic automotive and construction industries, has shown recovery starting in the second quarter of 2009. In the first half of 2009, the proportion of our revenues from sales to domestic automotive manufacturers decreased while the proportion of our revenues from sales to domestic shipbuilders increased in comparison to the corresponding period in 2008. Although new orders for vessels decreased significantly since the global economic downturn, demand from the shipbuilding industry remained relatively stable due to its backlog of shipbuilding orders. On a non-consolidated basis, sales of our cold-rolled products decreased by 9.7% to Won 4,934 billion in the first half of 2009 from Won 5,467 billion in the first half of 2008, and sales of our stainless steel products decreased by 20.2% to Won 1,328 billion in the first half of 2009 from Won 1,665 billion in the first half of 2008.

Mr. Terence O’Brien
Securities and Exchange Commission, p. 4
When we draft the MD&A analysis in our annual report on Form 20-F for the fiscal year ended December 31, 2009, we will take into consideration our operating results for the entire fiscal year and expand our disclosure to provide a discussion of how the downturn in the global economy has impacted (i) our material customers (including customers in the automotive industry) and (ii) our product lines, including our cold rolled products. We will disclose our crude steel production amounts, sales volume amounts of each of our major product lines and sales prices of 2009 in our future filings, as well as their impact on our results of operations.
Critical Accounting Estimates, page 33
3.	We note your disclosure of your critical accounting policies. Please expand your discussion of critical accounting policies to analyze to the extent material for each critical estimate identified, such factors as how you arrived at the estimate, how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. Please analyze each estimate for their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect. Please revise to provide quantitative as well as qualitative disclosure when quantitative information is reasonably available and will provide material information for investors. Given the current economic conditions and the impact it has had on your stock price, this detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results. Refer to the Commission’s guidance concerning critical accounting estimates, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm. In your response to this letter, please provide a detailed description of proposed future disclosure.

We have identified the following critical accounting estimates as material to us:
•	allowance for doubtful accounts;

•	valuation of investment securities and derivatives;

•	long-lived assets; and

•	inventories.
In response to the Staff’s comments, we propose to expand our disclosure relating to critical accounting policies in our future filings of annual report on Form 20-F as follows:
Allowance for Doubtful Accounts
We maintain an allowance for doubtful accounts for exposures in our receivable balances that represent our estimate of probable losses in our short-term and long-term receivable

Mr. Terence O’Brien
Securities and Exchange Commission, p. 5
balances from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate and negatively impact their ability to make payments, additional allowances may be required. Determining the allowance for doubtful accounts requires significant management judgment and estimates including, among others, the credit worthiness of our customers, experience of historical collection patterns, potential events and circumstances affecting future collections and the ongoing risk assessment of our customers’ ability to pay.

Trade account receivables are analyzed on a regular basis and, upon becoming aware of a customer’s inability to meet its financial commitments to us, we reduce the value of the receivable through a charge to the allowance for doubtful accounts. In addition, we record a charge to the allowance for doubtful accounts upon receipt of customer claims in connection with sales that management estimates are unlikely to be collected in full.

Specifically, allowance for doubtful accounts are recorded when any of the following loss events occurs: (i) there is objective evidence as to uncollectibility of the account observed through bankruptcy, default or involuntary dissolution of the customer; (ii) we lose a lawsuit against the customer or our right of claim gets extinguished; (iii) our costs to collect the account exceed the payments to be received; and (iv) dispute with the customer over the collection of the account persists over three years.

Historically, losses from uncollectible accounts receivables have been within expectations and in line with the allowances established. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to change the timing of, and make additional allowances to, our receivable balances. In this case, our results of operations, financial condition and net worth could be materially and adversely affected.

Valuation of Investment Securities and Derivatives
We invest in various financial instruments including debt and equity securities and derivatives. Depending on the accounting treatment specific to each type of financial instrument, an estimate of fair value is required to determine the instrument’s effect on our consolidated financial statements.

If available, quoted market prices provide the best indication of fair value. We determine the fair value of our financial instruments using quoted market prices when available, including quotes from dealers trading those securities. If quoted market prices are not available, we determine the fair value based on pricing or valuation models, quoted prices of instruments with similar characteristics or discounted cash flows. Determining the fair value of unlisted financial instruments involves a significant degree of management resources and judgment as no quoted prices exist and such securities are generally very thinly traded. The fair value of unlisted equity securities held for investment (excluding those of affiliates and subsidiaries) is based on the latest

Mr. Terence O’Brien
Securities and Exchange Commission, p. 6
obtainable net asset value of the investees, which often reflects cost or other reference events. Derivatives for which quoted market prices are not available are valued using valuation models such as the discounted cash flow method. The key inputs used in the valuation of such derivatives depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, foreign exchange rates, the spot price of the underlying instrument, volatility, and correlation. The fair values based on pricing and valuation models, discounted cash flow analysis, or net asset values are subject to various assumptions used which, if changed, could significantly affect the fair value of the investments.

When the fair value of a listed equity security or the net equity value of an unlisted equity security declines compared to acquisition cost and is not expected to recover (impaired investment security), the value of the equity security is adjusted to its fair value or net asset value, with the valuation loss charged to current operations. When the fair value of a held-to-maturity or an available-for-sale investment debt security declines compared to the acquisition cost and is not expected to recover (impaired investment security), the carrying value of the debt security is adjusted to its fair value with the resulting valuation loss charged to current operations.

As part of this impairment review, the investee’s operating results, net asset value and future performance forecasts as well as general market conditions are taken into consideration. If we believe, based on this review, that the market value of an equity security or a debt security may realistically be expected to recover, the loss will continue to be classified as temporary. If economic or specific industry trends worsen beyond our estimates, valuation losses previously determined to be recoverable may need to be charged as a valuation loss in current operations.

Significant management judgment is involved in the evaluation of declines in value of individual investments. The estimates and assumptions used by our management to evaluate declines in value can be impacted by many factors, such as the financial condition, earnings capacity and near-term prospects of the company in which we have invested, the length of time and the extent to which fair value has been less than cost, and our intent and ability to hold the related security for a period of time sufficient to allow for any recovery in market value. The evaluation of these investments is also subject to the overall condition of the economy and its impact on the capital markets. Any changes in these assumptions could significantly affect the valuation and timing of recognition of valuation losses classified as other than temporary.

We recognized losses on impairment of investments of Won 12 billion in 2007, Won 121 billion in 2008 and Won XXX in 2009. Loss on impairment of investments increased in 2009 primarily due to an impairment loss of Won XXX resulting from a decrease in the fair value of our investment in XXX.

Mr. Terence O’Brien
Securities and Exchange Commission, p. 7
Historically, our estimates and assumptions used to evaluate impairment of investments have been within expectations. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to recognize additional losses on impairment of investments. In this case, our results of operations, financial condition and net worth could be materially and adversely affected.

Long-lived Assets

The depreciable lives and salvage values of our long-lived assets are estimated and reviewed each year based on industry practices and prior experience to reflect economic lives of long-lived assets. Also, these assets are reviewed for impairment if events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. There were no significant changes in assumption to estimated useful lives or salvage value assumptions in 2007, 2008 and 2009. The recoverable amount is measured at the greater of net selling price or value in use. When the book value of long-lived asset exceeds the recoverable value of the asset due to obsolescence, physical damage or a decline in market value and such amount is material, the impairment of asset is recognized and the asset’s carrying value is reduced to its recoverable value and the resulting impairment loss is charged to current operations. Such recoverable value is based on our estimates of the future use of assets that is subject to changes in market conditions.

Our estimates of the useful lives and recoverable values of long-lived assets are based on historical trends adjusted to reflect our best estimate of future market and operating conditions. Also, our estimates include the expected future period in which the future cash flows are expected to be generated from continuing use of the assets that we review for impairment and cash outflows to prepare the assets for use that can be directly attributed or allocated on a reasonable and consistent basis. If applicable, estimates also include net cash flows to be received or paid for the disposal of the assets at the end of their useful lives. As a result of the impairment review, when the sum of the discounted future cash flows expected to be generated by the assets is less than the book value of the assets, we recognize impairment losses based on the recoverable value of those assets. We made a number of significant assumptions and estimates in the application of the discounted cash flow model to forecast cash flows, including business prospects, market conditions, selling prices and sales volume of products, costs of production and funding sources. However, given the current economic environment, it is likely that the estimates and assumptions will be more volatile than they have been in the past. Further impairment charges may be required if triggering events occur, such as adverse market conditions, that suggest deterioration in an asset’s recoverability or fair value. Assessment of the timing of when such declines become other than temporary and the amount of such impairment is a matter of significant judgment. Results in actual transactions could differ from those estimates used to evaluate the impairment of such long-lived assets. If our future cash flow projections are not realized, either because of an extended recessionary period or other unforeseen events, impairment charges may be

Mr. Terence O’Brien
Securities and Exchange Commission, p. 8
required in future periods. A five percent decrease in cash flow projections or a percentage point increase in discount rate used would result in Won XXX in additional impairment charges.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs of inventories are determined using the moving-weighted average or weighted average method while materials-in-transit are determined using the specific identification method. Amounts of inventory are written down to net realizable value due to losses occurring in the normal course of business and the allowance is reported as a contra inventory account, while the related charge is recognized in cost of goods sold.

The net realizable value is determined based on the latest selling price available at the end of each quarter taking into account the directly attributable selling costs. The latest selling price is the base price which is the negotiated selling price based upon the recent transactions entered into with major customers. Considering that our inventory turnover is approximately two months and inventories at balance sheet date would be sold during the following two months, we perform valuation of inventories using the base price as of the balance sheet date and adjust for significant changes in selling price occurring subsequent to the balance sheet date.

4.	In 2008, you recognized ~~W~~442,840 million under US GAAP for other-than-temporary impairment losses relating to certain available-for-sale marketable equity securities. In addition to your marketable equity securities reported at fair value as available-for-sale investments, you also have ~~W~~1,306,736 million in non-marketable equity securities primarily recorded at cost since fair value is not readily determinable. Tell us how you have evaluated these investments for impairment under both Korean GAAP and US GAAP. Specifically address how you considered the significant adverse change in the economic and operating environment in determining whether impairment indicators are present.

Under Korean GAAP, investment securities are evaluated at each balance sheet date to determine whether there is any objective evidence indicating an impairment loss. Such objective evidences are bankruptcy, liquidation, breach of contract such as a default or delinquency in interest or principal payments, negative net asset values and cessation of operations. When any such objective evidence exists, unless there is clear counter-evidence that recognition of impairment is unnecessary, the management estimates the recoverable amount of the impaired security and recognizes any impairment loss in current operations. None of these listed conditions with respect to non-marketable equity securities was present at the balance sheet date or subsequently until the audit report date.

Under U.S. GAAP, a significant and prolonged decline in fair value of an investment below its cost would generally result in an impairment loss if the decline in value is determined to be other-than-temporary. The impairment loss is charged to current

Mr. Terence O’Brien
Securities and Exchange Commission, p. 9
operations and a new cost basis is established. Any subsequent reversal of previously recognized impairment losses is prohibited. For non-marketable equity securities recorded primarily at cost on our balance sheet as of December 31, 2008, the management reviewed the financial condition and near-term prospects of the investees, including any specific events which may influence the operations of the investees such as geopolitical crisis, financial crisis and changes in technology that may impair the earnings potential of the investment. At each year end reporting period, the management places efforts on the evaluation of investees’ financial conditions, which included reviewing the investees’ current net asset values, most recent results from operations, near-term business plans and forecasts and underlying industries. The management believes that such review already incorporates any factors specific to the significant adverse change in the economic and operating environment. The management also considered its intent and ability to retain its investment in the investees for a period of time sufficient to allow for any anticipated recovery in the investees’ business prospect.

As such, in determining other-than-temporary impairment losses, Korean GAAP appears to be interpreted more narrowly than U.S. GAAP which is more judgmental involving the weighing of positive and negative factors and evidence that may be objective or subjective. Accordingly, we believe we are more likely to recognize an impairment loss under U.S. GAAP than under Korean GAAP.
Inventories, page 35
5.	Considering the material nature of your inventory balance and the material impact it has on operations and liquidity, please revise your inventory policy note to provide a robust discussion of your inventory valuation methods and underlying assumptions. To the extent the current global economic downturn has impacted the value of your inventory and resulted in mark to market adjustments please disclose. We further note your Form 6-K filed on July 15, 2009 discusses inventory levels as of June 30, 2009. It appears that your inventory levels have dropped to ~~W~~3,590 billion. Ensure that your future filings discuss the reasons for this decrease or any other material changes in your inventory balance. It appears based on disclosures in your Form 6-K that sales were up from the first quarter 2009 and inventory levels were down as a result of active sales efforts. Tell us and disclose, in future filings, how much of the decrease in inventory and increase in sales was a result of a decrease in production and/or additional price cuts. This information will provide investors an understanding of the relationship of your inventory levels and potential risks associated with these inventories.

In our future filings of annual report on Form 20-F, we will expand our discussion of critical accounting estimate relating to our inventory level to provide a detailed discussion of our inventory valuation methods and underlying assumptions as described in our response to comment 3 above. The current global economic downturn has not had any material impact on the value of our inventories and therefore did not materially increase mark to market adjustment relating to this factor compared to prior years.

Mr. Terence O’Brien
Securities and Exchange Commission, p. 10
As part of our cost reduction measures, we have been focusing on minimizing our inventory level. Our inventory on a non-consolidated basis (which was the basis of reporting in the Form 6-K referred to in your letter) decreased from Won 5,319 billion as of March 31, 2009 to Won 3,590 billion as of June 30, 2009 primarily as a result of an increase in our sales volume from 5,955 thousand tons in the first quarter of 2009 to 7,012 thousand tons in the second quarter of 2009, as well as a decrease in our crude steel production volume in the first half of 2009 compared to our relatively higher production volume in the second half of 2008 that contributed to a buildup of our inventory levels in the first quarter of 2009. In our future filings, we will include a discussion of how much of the decrease in inventory was a result of a decrease in production and/or additional price cuts.
Capital Requirements, page 41
6.	The tabular disclosure of contractual obligations is meant to provide aggregated information about your contractual obligations in a single location to provide useful context for investors to assess your short- and long-term liquidity and capital resource needs and demands. In future filings, please revise your contractual obligations table as follows:
•	To increase transparency of cash flow, please include scheduled interest payments in your table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future variable rate interest payments in the table or in a footnote to the table. Regardless of whether you decide to include variable rate estimated interest payments in the table or in a footnote, you should provide appropriate disclosure with respect to your assumptions.

•	Please include estimates of your purchase obligations subject to variable price provisions with footnotes to inform investors of the payments that are subject to market risk, if that information is material to investors. In addition, the footnotes should discuss any material termination or renewal provisions to the extent necessary for an understanding to the timing and amount of payments under your purchase obligations. Please refer to part III.D of SEC Release 33-8182.

•	While the timing of payments relating to accrued severance benefits and other long-term liabilities may be uncertain, this does not preclude you from quantifying the amount of these obligations in the table, using your judgment in the presentation. Footnotes to the table can clarify the judgments used in the presentation and describe provisions that create, increase, or accelerate obligations, or provide other pertinent data to the extent necessary for an understanding of the timing and amount of your obligations.

•	Please include commitments to make future payments under lease agreements.

Mr. Terence O’Brien
Securities and Exchange Commission, p. 11
Refer to Item 303(A)(5) of Regulations S-K for guidance. Please provide an example of the disclosure you intend to provide in future filings.

In our future filings of annual report on Form 20-F, we will provide the tabular disclosure of contractual obligations in the following format:

Payments Due by Period
		Less Than			After
Contractual Obligations	Total	1 Year	1 to 3 Years	4 to 5 Years	5 Years
(In billions of Won)
Long-term debt obligations (a)	xx	xx	xx	xx	xx
Interest payments on long-term debt (b)	xx	xx	xx	xx	xx
Capital lease obligations (c)	xx	xx	xx	xx	xx
Operating lease obligations (d)	xx	xx	xx	xx	xx
Purchase obligations (e)	xx	xx	xx	xx	xx
Accrued severance benefits (f )	xx	xx	xx	xx	xx

Total	xxx	xxx	xxx	xxx	xxx

(a)	Includes the current portion and premium on bond redemption but excludes amortization of discount on debentures and issuance costs.

(b)	As of December 31, 2009, a portion of our long-term debt carried variable interest rates. We used the interest rate in effect as of December 31, 2009 in calculating the interest payments on long-term debt for the periods indicated.

(c)	We entered into a capital lease contract with Ilshin Shipping Co., Ltd. for a vessel for transporting plates and other products.

(d)	We, including certain subsidiaries, acquired certain tools and equipment under operating lease agreements with Macquarie Capital Korea Co., Ltd. and others.

(e)	Our purchase obligations include long-term contracts to purchase iron ore, coal, liquefied natural gas and other raw materials. These contracts generally have terms of five to ten years and provide for periodic price adjustments to then-market prices. As of December 31, 2009, xx million tons of iron ore and xx million tons of coal remained to be purchased under long-term contracts. In addition, on July 1, 2005, we entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years. Purchase price under the agreement with Tangguh LNG Consortium is variable based on the monthly standard oil price (as represented by the Japan Customs-cleared Crude Price), subject to a ceiling. We used the market price in effect as of December 31, 2009 in calculating the iron ore, coal and liquefied natural gas purchase obligations described above for the periods indicated.

(f)	Represents, as of December 31, 2009, the expected amount of severance benefits that we will be required to pay under applicable Korean law to all of our employees when they reach their normal retirement age. The amounts were determined based on the employees’ current salary rates and the number of service years that will be accumulated upon their retirement. These amounts do not include amounts that may be paid to employees who cease to work at the company before their normal retirement age.
7.	We note your disclosure on pages 41 and F-59 that your long-term contracts to purchase iron ore, coal, and other raw materials “provide for periodic price adjustments to then-market prices.” Please tell us and expand disclosure in future filings to clarify how the price is adjusted on these contracts, including how often, whether the adjustments are based on an index, etc. Describe your exposure, as applicable, to potential losses resulting from fluctuations in the free market price of these materials during the terms of these contracts. Provide similar disclosure clarifying the purchase price terms of your agreement to purchase LNG from Tangguh LNG Consortium.

Our long-term contracts to purchase iron ore, coal, liquefied natural gas and other raw materials provide for periodic price adjustments to then-market prices. The long-term contracts to purchase iron ore and coal generally provide for annual adjustments to the purchase prices to be determined through negotiation between the supplier and us. Such

Mr. Terence O’Brien
Securities and Exchange Commission, p. 12
price negotiations are driven by various factors, including the global economic outlook, global market prices of raw materials and steel products, supply and demand outlook of raw materials and production costs of raw materials. Typically, globally influential buyers and sellers of raw materials determine benchmark prices of raw materials, based on which other buyers and sellers negotiate their prices after taking into consideration the quality of raw materials and other factors.

Purchase price of liquefied natural gas under the agreement with Tangguh LNG Consortium is variable based on the monthly standard oil price (as represented by the Japan Customs-cleared Crude Price), subject to a ceiling.

In our future filings of annual report on Form 20-F, we will include such additional disclosure relating to periodic price adjustment mechanisms.

Increases in prices of our key raw materials and our inability to pass along such increases to our customers could adversely affect our margins and profits. In our future filings, we will include an analysis that shows how much a five percent increase in the price of coal, iron ore and liquefied natural gas would decrease our operating income by at the latest balance sheet date, if we are not able to pass along such increase to our customers.
Capital Resources, page 42
8.	We note the buildup of inventories and accounts receivables as a result of the global economic downturn during 2008. The increases in steel prices in 2008 as well as an increase in the volume of inventories due to the slowdown in the economy in the second half of 2008 led to the increase in inventories and the longer collection cycles led to the buildup of accounts receivables. Please revise future filings to discuss the specific steps you are taking to reduce inventory and accounts receivable levels. Given the impact that receivables and inventories have on your liquidity, please revise your MD&A to explain the reasons for the increases and decreases and any variances in the corresponding turnover ratios.

We have taken the following steps in 2009 to date to reduce our inventory level:
•	setting inventory targets for each product type and segment;

•	monitoring sales activities through our newly-established special sales committee;

•	focusing on reducing inventories older than 30 days; and

•	setting up a system to report inventories older than 30 days to a responsible sales manager.

Mr. Terence O’Brien
Securities and Exchange Commission, p. 13
We have taken the following steps in 2009 to date to reduce our accounts receivable level:
•	increasing management oversight on the accounts receivable turnover ratio;

•	strengthening efforts to collect from delinquent customers and maintaining adequate level of collateral; and

•	converting to cash sales for customers with high risk of insolvency.
We will take into consideration our inventory and accounts receivable levels on the latest balance sheet date and explain in our future filings of annual report on Form 20-F the reasons for any material fluctuations and any variances in the corresponding turnover ratios.
* * * * *
     We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the U.S. Securities and Exchange Commission (the “Commission”), that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Terence O’Brien
Securities and Exchange Commission, p. 14
     We hope that the foregoing is responsive to your inquiries. Please direct any further questions or comments to POSCO’s Finance Department at +82-2-3457-1459 (fax:+82-2-3457-1982), or POSCO’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Jinduk Han at (852) 2532-3723 (fax: 852-2160-1023) or Jay Hoon Choi at (852) 2532-3776 (fax: 852-2160-1076).

Sincerely,
/s/ Dong-Hee Lee
Dong-Hee Lee
President and Representative Director

cc:	Melissa N. Rocha Staff Accountant Division of Corporation Finance

Jinduk Han Partner Cleary Gottlieb Steen & Hamilton LLP